

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2025

Jenifer Osterwalder
Chief Executive Officer & President
Spectral Capital Corporation
701 Fifth Avenue
Suite 4200
Seattle, WA 98104

> **Re: Spectral Capital Corporation**
> **Form 8-K filed May 7, 2025**
> **File No. 000-50274**

Dear Jenifer Osterwalder:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology